UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Commission File Number 0-29338

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

2004 RESULTS ANNOUNCEMENT
CONSOLIDATED INCOME STATEMENT
FORWARD LOOKING STATEMENTS
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)

2004 RESULTS ANNOUNCEMENT

CHAIRMAN’S STATEMENT

The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces the audited results of the Company and its subsidiaries (the “Group”) in respect of the financial year ended 31 December 2004, which had been prepared in accordance with the accounting principles generally accepted in Hong Kong.

RESULTS

For the financial year ended 31 December 2004, the Group’s turnover and consolidated net loss attributable to shareholders amounted to HK$277,260,000 (2003: HK$302,241,000) and HK$57,757,000 (2003: HK$224,718,000) respectively. Basic loss per share was HK13.98 cents (2003: HK54.43 cents).

DIVIDENDS

In view of the needs of future business development, the Board does not recommend any payment of final dividend for the financial year ended 31 December 2004 (2003: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

The Group’s three in-orbit satellites, namely APSTAR V, APSTAR IA and APSTAR IIR, together with their corresponding telemetry, tracking and control systems, have been operating under normal condition. Though the global economy especially the economy of the Asia Pacific had been improving and favorable, the transponder markets in Asia Pacific region including the Mainland China remained highly competitive. There was no sign of significant improvement in trading environment in transponder markets in the region because of the supply over demand situation and the growth of demands were still very slow. The transitional stages of APSTAR I and APSTAR IA had further worsen the utilisation rates of the satellites. As of 31 December 2004, the utilisation rates of APSTAR V, IA, and IIR were at 50.27%, 59.50%, and 100% respectively.

APSTAR V

APSTAR V, which is the fourth in-orbit satellite of the Group, was launched on board of a Sea Launch Zenit-3SL launch vehicle on 29 June 2004 (Hong Kong time). The satellite had successfully completed all in-orbit testing and commenced commercial operation on 13 August 2004 at its geostationary orbital slot at 138 degree east. The customer migration process that moved customers from APSTAR I to APSTAR V was completed in customer satisfaction. Apart from the original APSTAR I customers,

APSTAR V has attracted new customers and usages such as CableTV. The transaction of six C-band transponders between the Group and Singapore Telecommunications Limited had successfully been completed in September 2004.

APSTAR V is a high power satellite, supplied by Space System/Loral Inc. with 38 C-band and 16 Ku-band with an estimated operation mission life of 15.3 year. After taking into account the residual life, the operation life of the satellite will be at least 13.5 years. The satellite C-band transponders cover Asia, Australia, New Zealand, the Pacific Islands and Hawaii whereas Ku-band transponders cover Mainland China, India, Taiwan, Hong Kong and Korea. It will host cable programming, direct-to-home broadcasting, Internet and VSAT services within Asia while providing an inter-connection to the United States. The commencement of APSTAR V would enhance the competitiveness of the Group in transponder services market by providing the most superior satellite communication and broadcasting services and global connectivity to customers for years to come.

Subsequent to the commencement of APSTAR V, APSTAR I was re-located to other orbital slot and has been operating in inclined orbital mode. APT Satellite Company Limited (“APT HK”), a wholly-owned subsidiary of the Group entered into an utilisation agreement on 22 October 2004 under which APT HK will provide the transponders services to National Astronomical Observatories of the Chinese Academy of Sciences for the remaining life of APSTAR I . The utilisation fees and annual management fees will contribute to the profits of the Company.

APSTAR VI

The construction of APSTAR VI has been completed. The Interface Review between the satellite and launch vehicle and the Launch Site Review were completed in November 2004. As an important part of the preparation, both APT HK and Alcatel Space have completed the Telemetry, Tracking & Control System (the “TT&C System”) installation and rehearsal in December 2004. On 28 February 2005, Alcatel Space, the supplier of APSTAR VI presented the satellite for Shipment Readiness Review (SRR) following which, the satellite has been delivered to the launch site at Xichang where it will be launched around 12 April 2005 by the launch vehicle, LM-3B, provided by the launch service provider, China Great Wall Industry Inc. (“CGWIC”). The satellite, which is a high power satellite with 38 C-band and 12 Ku-band transponders, is a replacement satellite for APSTAR IA that is expected to expire.

In the very unlikely event of catastrophic launch failure of APSTAR VI, the Group will recognise a capital loss of approximately HK$390,000,000 (US$50,000,000) due to insufficient insurance coverage. Nevertheless, the claimed payment under the catastrophic launch failure (which will be approximately HK$1,365,000,000 (US$175,000,000) in the case of total loss), will be sufficient to fully repay the outstanding principal of the term loan and the balance of the claimed payment of approximately HK$460,200,000 (US$59,000,000) which together with a new bank loan and internal generated funds, is considered sufficient to finance APSTAR VIB project. There can be no assurance that financing from a new bank loan will be available at all or that, if available, will be obtained at a favorable term. The Directors also believe the market value of APSTAR VIB is similar to that of APSTAR VI. In the event of the occurrence of launch risk of APSTAR VI, the Group will appoint an independent professional valuer to value APSTAR VIB.

APSTAR VIB

In view of the risk of the launch of APSTAR VI, it is necessary for the Group to have a contingency plan safeguarding the replacement arrangement of APSTAR IA and to secure a launching slot for the smooth transponder services provided by the Group. On 10 November 2004, APT HK entered into an option agreement with CGWIC pursuant to which APT HK will be granted a right to require CGWIC to provide for the design, construction, delivery and launch of APSTAR VIB to a designated orbital slot. The details of the discloseable transaction can be referred to the announcement made by the Company on 12 November 2004.

SATELLITE TV BROADCASTING PLATFORM

APT Satellite TV Development Limited (“APT TV”), a wholly-owned subsidiary of the Group has successfully established a satellite TV uplink and broadcasting services platform (the “Broadcasting Platform”) for broadcasting services under the Satellite TV Uplink and Downlink Licence of Hong Kong Special Administrative Region. As at 31 December 2004, the Broadcasting Platform uplinks and broadcasts up to 34 satellite TV channels for CETV, SunTV, CableTV, Phoenix, Celestial Movies etc.

Subsequent to the disastrous event of tsunami in December 2004, the Company had made use of its transponder capacities and uplink and broadcasting services to provide free of charge support to our customers who involved in voluntary events.

SATELLITE-BASED TELECOMMUNICATIONS SERVICES

APT Telecom Services Limited, a wholly-owned subsidiary of the Group holds the Fixed Carrier Licence of Hong Kong and continues to provide satellite-based external telecommunications services such as VSAT and wholesales voice services.

BUSINESS PROSPECTS

The year 2005 will still be a challenging year. It is forecast that the broadcasting and telecommunication businesses will continue to grow slowly. However, the market competition will still be fierce due to supply over demand. The successful launch of APSTAR V and APSTAR VI will significantly strengthen the competitive edges of the Company and the performance of the Company will soon be improved.

DEVELOPMENT OF APSTAR V AND APSTAR VI

The initial in-orbit operation of APSTAR V has been smooth. The Group will continue to strengthen its marketing and sales for market competition.

The Group will closely monitor the final launch preparation of APSTAR VI ensuring that it will be launched successfully as planned. The Group has taken the launch and initial in-orbit insurance for the launch of APSTAR VI so as to control the risk of the launch. More details can be referred to the Company’s announcement made on 15 March 2005. After the successful launch of APSTAR VI, the Company will transfer all the existing customers of APSTAR IA to APSTAR VI smoothly.

CORPORATE GOVERNANCE

In an effort to further improve the corporate governance of the Group and comply with the relevant rules and regulations, the Company has substantially adopted the Code of Corporate Governance Practices as required by the rules (the “Listing Rules”) governing the listing of securities on the Stock Exchange of Hong Kong Limited. Accordingly, the Company has revised the Terms of Reference of Audit Committee and has established the Nomination Committee and the Remuneration Committee. The Group has set up the Internal Audit team who directly report to Audit Committee. The Group has also set up the Internal Control Committee and Compliance Committee for the strengthening of internal control and compliance.

FINANCIAL REVIEW

The Group recorded a loss attributable to shareholders of HK$57,757,000 for the year ended 31 December 2004, a decrease of HK$166,961,000 as compared to the loss for the year ended 31 December 2003, mainly as a result of decrease of the impairment losses recognised in respect of property, plant and equipment.

Turnover for 2004 was HK$277,260,000, a decrease of HK$24,981,000, as compared to 2003. The decrease of turnover in 2004 was due to intense market competition forcing the transponder pricing down, eroding the Group’s profit margins and leading to a further drop in revenues. The commencement of operations of APSTAR V and APSTAR VI will enhance the competitive position of the Group.

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio
The Group’s principal use of capital during the year was the capital expenditure related to the construction, launch service and launch insurance of APSTAR V and APSTAR VI which had been funded by internally generated cash and bank loan. The capital expenditure incurred in 2004 amounted to HK$430,740,000.

On 16 December 2002, the Group entered into an agreement with banks for a secured term loan facility of US$240 million which was amended by a Deed of Amendment and Restatement on 27 October 2004 (the “Bank Loan”). Accordingly, the unutilised portion for the facilities with respect to APSTAR V and the backup satellite were cancelled due to the availability period of drawing under the facility with respect to APSTAR V having expired at the end of 2003. The aggregate Bank Loan facility was reduced to US$165 million, the repayment date of the first installment under facility with respect of APSTAR V was extended to six months after the successful launch and in orbit testing of APSTAR V, and certain financial covenants were amended. The aggregate amount drawn under the Bank Loan as at 31 December 2004 was HK$975,780,000 (US$125,100,000). In addition, the Group has undrawn committed bank facilities of HK$311,220,000 (US$39,900,000). As at 31 December 2004, the Group complied with all the financial covenants over the past twelve-month period. Due to the delay in the launch of APSTAR VI, the Group obtained a confirmation letter from the banks in March 2005. Pursuant to the confirmation letter, the availability period of drawing under the facility with respect to APSTAR VI was extended to 30 June 2005. The Group is currently negotiating with the banks to amend the related terms of Bank Loan for the purpose of reflecting the agreed terms in the confirmation letter.

As at 31 December 2004, the Group has approximately HK$673,763,000 (2003: HK$546,864,000) free cash and HK$21,140,000 (2003: HK$111,863,000) pledged deposit. Together with cash flow generated from operations and the remaining available balance of the Bank Loan, the Group could cope with the needs to invest in future satellite and telecommunications projects for further business development.

As at 31 December 2004, the Group’s total liabilities were HK$1,430,023,000, an increase of HK$383,399,000 as compared to 31 December 2003, which was mainly due to the borrowing of HK$273,780,000 (US$35,100,000) from the Bank Loan and an increase of deferred income of HK$233,499,000. As a result, the gearing ratio (total liabilities/total assets) has risen to 39%, representing a 7% increase as compared to 2003.

Capital Structure

The Group continues to maintain a prudent treasury policy and manage currency and interest risks on a conservative basis. During the year, the Group made no hedging arrangement in respect of exchange rate fluctuation as majority of its business transactions was settled in United States dollars. Interest under Bank Loan was computed at the London Inter-Bank Offering Rate plus a margin. The Group would consider the fluctuation risk of the floating interest rate and would take appropriate measure in due course to hedge against interest rate fluctuation.

Significant Investments, Material Acquisitions and Disposals of Subsidiaries and Associated Companies

The Group maintained its interest in APT Satellite Telecommunications Limited (“APT Telecom”) at 55% as at 31 December 2004. For the year 2003, APT Telecom completed its reorganisation, whereby the non-cable based assets and telecommunications service business, as well as the related telecommunications licence were transferred to the Group. For the year 2004, APT Telecom is engaged in property leasing and related facilities management services. As at 31 December 2004, APT Telecom still incurred a loss and the Group’s share of loss of jointly controlled entities was HK$509,000, a decrease of share of loss of HK$64,324,000 as compared to 2003. The decrease was due to APT Telecom has recognised an impairment loss in respect of property, plant and equipment of HK$89,018,000 for the year 2003 while no impairment loss was recognised for the year 2004.

Segment Information

The turnover of the Group, which is analysed by business segments and geographical location of customers, is disclosed in note 2 of the Financial Highlights.

Charges on Group Assets

The Bank Loan is secured by the assignment of the construction, launch service and related equipment contracts relating to APSTAR V and APSTAR VI and their related insurance claims proceeds, and the assignment of all their present and future agreements of transponder capacity and termination payments under construction, launch service and related equipment contracts. Any insurance claim proceeds must be deposited in a designated account and withdrawal of any amount from this designated account shall follow the terms of Bank Loan.

In addition, certain of the Group’s banking facilities were secured by the Group’s properties with aggregate carrying value of approximately HK$4,887,000 (2003: HK$5,004,000) and bank deposits of approximately HK$390,000 (2003: HK$390,000).

Capital Commitments

On 10 November 2004, the Group had entered an agreement with a contractor pursuant to which the Group is granted a right to require the contractor to provide for the design, construction, delivery and launch of a new satellite, APSTAR VIB and the total option price is HK$59,904,000. If the option is exercised, the total consideration for the procurement and launch of APSTAR VIB is HK$936,780,000 and the option price will be applied towards the total consideration. At the balance sheet date, the option paid of HK$38,454,000 is included as prepayment for construction of a satellite in the balance sheet, and the remaining balance of HK$21,450,000 is included in the outstanding capital commitment. APSTAR VIB is served as a part of the contingent plan for the launch of APSTAR VI.

As at 31 December 2004, the Group has the outstanding capital commitments of HK$626,599,000 (2003: HK$1,095,763,000), of which HK$286,048,000 was contracted but not provided for in the Group’s financial statements and the balance of HK$340,551,000 was authorised by the Board but not yet contracted, mainly in respect of the procurement and launch of APSTAR VI and an option fee for the design, construction, delivery and launch of a new satellite APSTAR VIB.

Contingent Liabilities

Details of contingent liabilities of the Group are set out in note 8 of the Financial Highlights.

HUMAN RESOURCES

As at 31 December 2004, the Group had 158 employees (2003: 157). With regard to the human resources policy, the Group remunerates its employees in accordance with their respective responsibilities and current market trends. On 19 June 2001, the Company first granted share options under the share option scheme adopted at the annual general meeting on 22 May 2001 (“Scheme 2001”) to its employees including executive directors. On 22 May 2002, the Group adopted a new share option scheme (“Scheme 2002”) at the annual general meeting to comply with the requirements of the Listing Rules. Share options granted in accordance with Scheme 2001 shall however remain valid until its expiry. No share options were granted under Scheme 2002.

The Group emphasises the training of its technical personnel. During 2004, to prepare for the control and operation of APSTAR V and APSTAR VI, and at the same time to provide satellite broadcasting and telecommunications service, the Group organised a series of course and on job training programs for new employees and existing staff. The Company is also sending relevant staff members to receive training in digital TV broadcasting services at various vendors’ facilities in the United States and France.

CONCLUSION

Over the coming twelve months, the market competition will still be very keen. The year 2005 will still be a big challenge to the Company. However, following the gradual improvement of the economy of Asia Pacific region and the commencement of both APSTAR V and APSTAR VI, the Company will leverage its additional transponder capacities in market competition to improve its operation performance and develop new satellite broadcasting and telecommunication businesses for new business growth. The Group will continue to keep up high standard of corporate governance especially in internal control system and compliance.

FINANCIAL HIGHLIGHTS

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

	NOTE	2004	2003
		HK$’000	HK$’000

Turnover	2	277,260	302,241
Cost of services		(244,755)	(280,319)

		32,505	21,922
Other operating income		9,332	33,039
Gain on partial disposal of an associate		—	12
Administrative expenses		(78,680)	(74,892)
Surplus/(deficit) arising on revaluation of investment property		78	(70)
Impairment loss recognised in respect of property, plant and equipment	3	(1,800)	(129,098)

Loss from operations		(38,565)	(149,087)
Finance costs	4	(4,117)	—
Share of results of jointly controlled entities		(509)	(64,833)

Loss from ordinary activities before taxation	5	(43,191)	(213,920)
Income tax	6	(16,625)	(11,721)

Loss from ordinary activities after taxation		(59,816)	(225,641)
Minority interests		2,059	923

Loss attributable to shareholders		(57,757)	(224,718)

Loss per share	7

- Basic & Diluted		(13.98 cents )	(54.43 cents )

Note :

1.	RECENTLY ISSUED ACCOUNTING STANDARDS

The Hong Kong Institute of Certified Public Accountants (previously named the Hong Kong Society of Accountants) has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2.	SEGMENTAL REPORTING

Segment information is presented in respect of the Group’s business and geographical segments. Business information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting.

Inter-segment pricing is based on similar terms as those available to other external parties.

Business segments

The Group comprises two main business segments, namely provision of satellite transponder capacity and provision of satellite-based telecommunications services.

			Provision of
			satellite-based
	Provision of satellite		telecommunications		Inter-segment
	transponder capacity		services		elimination		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Turnover from external customers	226,878	274,652	38,683	16,403	—	—	265,561	291,055
Inter-segment turnover	5,276	897	6	—	(5,282)	(897)	—	—

Total	232,154	275,549	38,689	16,403	(5,282)	(897)	265,561	291,055

Service income							11,699	11,186

							277,260	302,241

Segment result	16,690	(121,187)	(3,332)	(5,577)	(6)	—	13,352	(126,764)
Service income							11,699	11,186
Unallocated operating income and expenses							(63,616)	(33,509)

Loss from operations							(38,565)	(149,087)
Finance costs							(4,117)	—
Share of results of jointly controlled entities							(509)	(64,833)
Income tax							(16,625)	(11,721)
Minority interests							2,059	923

Loss attributable to shareholders							(57,757)	(224,718)

			Provision of
			satellite-based
	Provision of satellite		telecommunications		Inter-segment
	transponder capacity		services		elimination		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Depreciation for the year	167,896	228,961	10,096	7,361
Impairment loss for the year	—	129,098	1,800	—
Significant non-cash expenses (other than depreciation)	2,883	(4,792)	2,771	(3,610)

Segment assets	2,829,145	2,533,571	52,869	52,497	(52,284)	(38,052)	2,829,730	2,548,016
Investment in jointly controlled entities	80,330	82,271	510	510			80,840	82,781
Unallocated assets							716,462	674,772

Total assets							3,627,032	3,305,569

Segment liabilities	399,229	288,661	74,994	60,597	(52,284)	(38,052)	421,939	311,206
Unallocated liabilities							1,008,084	735,418

Total liabilities							1,430,023	1,046,624

Capital expenditure incurred during the year	417,553	781,511	13,187	10,397

Geographical segments

The Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple countries but not located at a specific geographical area. Accordingly, no segment analysis of the carrying amount of segment assets by location of assets is presented.

In presenting information on the basis of geographical segments, segment revenue, segment assets and capital expenditure is based on the geographical location of customers.

			Other regions
	Hong Kong		in the PRC		Singapore		USA		Others		Unallocated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Turnover from external customers	21,287	25,082	195,155	225,786	23,339	18,376	8,375	18,973	29,104	14,024	—	—
Segment assets	1,666	3,548	55,492	75,673	2,226	1,480	—	2,317	4,677	4,921	3,562,971	3,217,630
Capital expenditure incurred during the year	—	—	2,253	3,490	—	—	—	—	—	—	428,487	788,418

3.	IMPAIRMENT LOSS RECOGNISED IN RESPECT OF PROPERTY, PLANT AND EQUIPMENT

During the year, the Group conducted a review of the Group’s property, plant and equipment and determined that certain assets were impaired as the recoverable amount of these assets is estimated to be less than their carrying amount. Accordingly, an impairment loss of HK$1,800,000 in respect of construction in progress (2003: HK$129,098,000 in respect of communication satellites) has been recognised and charged to the income statement.

4.	FINANCE COSTS

	2004	2003
	HK$’000	HK$’000

Interest on bank borrowings wholly repayable within five years	17,223	6,553
Other borrowing costs	3,598	1,162
Less: Amount capitalised into construction in progress	(16,704)	(7,715)

	4,117	—

Borrowing costs capitalised during the year arose on bank loans borrowed for the purpose of financing the construction and launching of satellites.

5.	LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION

	2004	2003
	HK$’000	HK$’000

Depreciation	177,992	236,322

6.	INCOME TAX

	2004	2003
	HK$’000	HK$’000

Current tax – Provision for Hong Kong Profits Tax	—	114,487
Current tax – Overseas	17,000	20,247

	17,000	134,734

Deferred tax
Origination and reversal of temporary differences	(375)	(134,775)
Effect of increase in tax rate on deferred tax balance at 1 January	—	11,762

	(375)	(123,013)

	16,625	11,721

7.	LOSS PER SHARE

(a)	Basic loss per share

The calculation of basic loss per share is based on the loss attributable to shareholders of HK$57,757,000 (2003: HK$224,718,000) and the weighted average of 413,265,000 ordinary shares (2003: 412,892,000 shares) in issue during the year ended 31 December 2004.

(b)	Diluted loss per share

Diluted loss per share is the same as the basic loss per share as there were no dilutive potential ordinary shares in existence during the years 2004 and 2003.

8.	CONTINGENT LIABILITIES

(i)	In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder utilisation income derived from the overseas customers. From 1999, overseas withholding tax has been charged on certain transponder utilisation income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant income earned in those years, not provided for in the financial statements amounted to approximately HK$75,864,000.

(ii)	The Company has given guarantees to banks in respect of the secured term loan facility granted to its subsidiary. The extent of such facility utilised by the subsidiary at 31 December 2004 amounted to HK$975,780,000 (2003: HK$702,000,000).

(iii)	The Hong Kong Profits Tax returns of a subsidiary of the Company for the years of assessment 1999/2000 and 2000/2001 are currently under dispute with the Hong Kong Inland Revenue Department (“IRD”). This subsidiary recognised a gain of HK$389,744,000 in 1999 in relation to the transfer of substantially all of the satellite transponder capacities of APSTAR IIR for the rest of its useful life. This subsidiary has claimed the gain as a non-taxable capital gain in its 1999/2000 Profits Tax return. The non-taxable claim is under review by the IRD which has proposed to treat the proceeds received as taxable income to this subsidiary with a corresponding entitlement to statutory depreciation allowance in respect of APSTAR IIR.

Having taken into consideration independent professional advice, the Company believes it has a reasonable likelihood of success in defending its position that the gain derived from the abovementioned transaction should be treated as non-taxable. Accordingly, no provision for additional taxation is required. In the event that the Company is unsuccessful in the capital gains claim, the estimated tax exposure is HK$56,000,000.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The audited financial report of the Group for the year ended 31 December 2004 had been reviewed by the Company’s audit committee in the meeting on 29 March 2005. The audit committee comprised of three independent non-executive directors including Mr. Yuen Pak Yiu, Philip, Dr. Guocang Huan and Dr. Lui King Man.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules in force for accounting periods commencing before 1 January 2005 throughout the accounting period covered by the annual report, except that the Non-Executive Directors of the Company are not appointed for specific terms but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-Laws of the Company.

CORPORATE GOVERNANCE

To comply with the new requirements in respect of corporate governance under the Code on Corporate Governance Practices of the Appendix 14 of the Listing Rules, on 11 April 2005 the Company established the Remuneration Committee and the Nomination Committee, and revised the existing Terms of Reference of the Audit Committee.

Messrs. Tong Xudong, Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man were appointed as the members of the Nomination Committee and of the Remuneration Committee. Mr. Yuen Pak Yiu, Philip, and Dr. Lui King Man, the independent non-executive directors of the Company, were appointed as the Chairman of the Nomination Committee and the Remuneration Committee, respectively.

Written Terms of Reference (also known as Charter) of these Committees are contained in the Company’s website ( www.apstar.com) under the section headed “Corporate Governance” and they are also available on request with the Company’s Investor Relations.

In addition to the Code of Ethics for the Directors and Officers of the Company aiming to promote honest and ethical business conduct, the Company has also formally adopted the Model Code for Securities Transactions by Directors of the Appendix 10 of the Listing Rules in respect of the Directors’ dealings in the Company’s securities.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE

A detail annual results containing the information required by paragraph 45(1) to 45(3) of Appendix 16 to the Listing Rules in force prior to 31 March 2004 will be published on the website of the Stock Exchange in due course.

NOTE OF APPRECIATION

On behalf of all shareholders and the Board, I would like to thank all the customers of the Group for their support. I also express my sincere appreciation to all staff members of the Group for their contribution during the period.

By Order of the Board Liu Ji Yuan Chairman

Xichang, China, 11 April 2005

The Directors as at the date of this announcement are as follows:

Executive Directors:	Chen Zhaobin and Tong Xudong

Non-Executive Directors:	Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Yin Yen-liang, Lim Wee Seng, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Kwok Kah Wai Victor (Alternate Director to Lim Toon and Lim Wee Seng)

Independent Non-Executive Directors:	Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS

     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.

     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.

     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.

     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2005.

APT Satellite Holdings Limited
By	/s/ Chen Zhaobin
Chen Zhaobin
Executive Director and President